UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

AeroGrow International, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00768M103
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.	NAMES OF REPORTING PERSONS. LAZARUS INVESTMENT PARTNERS LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 917,411
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 917,411
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,411
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12.	TYPE OF REPORTING PERSON (See Instructions) PN

1.	NAMES OF REPORTING PERSONS. LAZARUS MANAGEMENT COMPANY LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 919,011
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 919,011
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,011
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6%
12.	TYPE OF REPORTING PERSON (See Instructions) IA

1.	NAMES OF REPORTING PERSONS. JUSTIN B. BORUS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 919,011
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 919,011
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,011
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6%
12.	TYPE OF REPORTING PERSON (See Instructions) IN/HC

EXPLANATORY NOTE AND AMENDMENT TO AMENDMENT NO. 1

This Amendment is being filed to correct a clerical error in Amendment No.1 (“Prior Amendment”) to the 13G that was filed on March 15, 2013.  The Prior Amendment included the following in Item 4: “Macro Micro Partners’ holdings in the Issuer consist of 160,000 shares of Common Stock so it is not a reporting person.  Its shares are included in Lazarus Management’s and Mr. Borus’ holdings, for the reasons set forth above.”  The number of shares stated (160,000) was inadvertently not adjusted for a 1 for 100 reverse stock split that was effective on October 17, 2012 and the correct number of shares was 1,600.  In addition the incorrect number was used in calculating the numbers of shares and percentage ownerships of Lazarus Management and Justin B. Borus on Pages 3 and 4 of the Prior Amendment.  The Prior Amendment is therefore amended as follows:  (i) the reference to 160,000 shares in Item 4 is amended to be 1,600 shares, (ii) the references to 1,075,911 on Pages 3 and 4 are amended to be 917,511 and (iii) the references to 18.2% on Pages 3 and 4 are amended to be 15.5%.  The foregoing amendment does not affect Amendment No. 2 filed on February 12, 2014 and except for this Explanatory Note and Amendment, this Amendment No. 3 is the same as Amendment No. 2.  The sole purpose of this Amendment No. 3 is to correct the Prior Amendment as provided above.

Item 1.

(a)         Name of Issuer:

AeroGrow International, Inc.

(b)         Address of Issuer’s Principal Executive Office:

6075 Longbow Drive
Suite 200
Boulder, Colorado 80301

Item 2.

(a)         Name of Person Filing:

Lazarus Investment Partners LLLP (“Lazarus Partners”)
Lazarus Management Company LLC (“Lazarus Management”)
Justin B. Borus

(b)         Address of Principal Business Office or, if none, Residence:

The business address of each of Lazarus Partners, Lazarus Management and Justin B. Borus is 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209.

(c)         Citizenship:

Reference is made to Item 4 of pages 2–4 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

(d)         Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)         CUSIP Number:

00768M103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 4 of this Schedule, which Items are incorporated by reference herein.

Lazarus Management is the investment adviser and general partner of Lazarus Partners and Lazarus Macro Micro Partners LLLP (“Macro Micro Partners”), and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners and Macro Micro Partners.  Justin B. Borus (“Mr. Borus”) is the managing member of Lazarus Management.  As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management.  Macro Micro Partners’ holdings in the Issuer consist of 1,600 shares of Common Stock so it is not a reporting person.  Its shares are included in Lazarus Management’s and Mr. Borus’ holdings, for the reasons set forth above.  The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners or Macro Micro Partners.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13G, except to the extent of its or his pecuniary interests herein.

The calculation of percentage of beneficial ownership in Item 11 of pages 2 - 4 was derived from Issuer’s Form 10-Q filed on February 11, 2014 in which it stated that the Issuer’s outstanding shares of Common Stock as of February 7, 2014 was 5,906,634 shares.  All holdings on this Schedule 13G reflect a 1 for 100 reverse stock split that was effective on October 17, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.

    Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

    Not Applicable.

Item 9.	Notice of Dissolution of Group.

    Not Applicable.

Item 10.	Certification.

    By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT INDEX

Exhibit A – Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:  February 14, 2014

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus